

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Kent W. Stanger
Chief Financial Officer
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

> **Re:** **Merit Medical Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 24, 2010**
> **File No. 333-169012**

Dear Mr. Stanger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 16. List of Exhibits, page II-3

1.   We note the statement regarding the indenture that "will be filed by amendment or incorporated by reference prior to the offering of securities." Please note that the indenture covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. Therefore, please file as an exhibit to this registration statement the indenture mentioned in your exhibit list. Refer to responses 201.02 and 201.04 of the Compliance and Disclosure Interpretations for the Trust Indenture Act of 1939, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Item 17. Undertakings, page II-3

2.   Please tell us why you have not provided the undertaking required by Item 512(j) of
        Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Brian G. Lloyd, Esq.
                Parr Brown Gee & Loveless